Exhibit 99.1

Vermilion Energy Inc. Named a Top 5 Best Workplace in Canada and a Best Workplace in France and the Netherlands

CALGARY, April 17, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce that for a fifth consecutive year, it has been recognized as a Best Workplace in Canada and France.  Vermilion was also recognized as a Best Workplace in the Netherlands in 2014, the first year its Netherlands operations have been eligible for ranking.

In Canada, Vermilion was ranked 5th Best Workplace in its category for 2014. More than 300 Canadian companies participated in the survey and Vermilion was the only energy company in Canada to be recognized as a Best Workplace. In France, Vermilion received a special award for corporate social responsibility and was ranked 13th Best Workplace in its category for 2014, with 166 French companies participating in the survey. Vermilion's Netherlands business unit became eligible to participate in the competition for the first time in 2014 and was ranked 10th Best Workplace in its category, the highest score of any energy company in the survey. There were 112 participating companies in the Netherlands in 2014.

Our strong rankings provide recognition of Vermilion's strong workplace practices around the world and the continued endorsement of our talented and innovative workforce that Vermilion continues to be a great place to work.

"We have great people and a strong corporate culture.  These two attributes are key to the foundation for our success at Vermilion." says CEO Lorenzo Donadeo.

The competition process is managed by the Great Place to Work® Institute and is based on two criteria: two-thirds of the total score is derived from results of a detailed, multi-faceted survey of employees that also incorporates a review of open-ended comments made by employees about their organization; the remaining one-third of the score comes from an in-depth review of the organization's culture, including an evaluation of HR policies and procedures. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to the five trust-building dimensions of a great place to work®: credibility, respect, fairness, pride, and camaraderie.

About Vermilion Energy Inc.: Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current of approximately 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

About the Great Place to Work® Institute: Great Place to Work® Institute is a global research and management consultancy with expertise on workplace transformation and a presence in 46 countries worldwide. Our mission is to improve society by creating better workplaces. We are best-known for our global Best Workplaces Programme, which we produce in conjunction with prestigious media partners such as the Globe and Mail, the Financial Times and Fortune. With more than 5,500 organizations surveyed every year across the globe, the programme is the world's largest of its kind.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; or
Mona Jasinski, EVP, People
Suite 3500, 520 - 3rd  Avenue S.W.,
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:00e 17-APR-14